ONCOGENEX PHARMACEUTICALS, INC

19820 North Creek Parkway

Bothell, Washington 98011

(425) 686-1500

November 19, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
Scot Foley
Division of Corporation Finance

Re:	OncoGenex Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed October 29, 2015
File No. 333-207670

Via EDGAR - Acceleration Request

Requested Date:	November 20, 2015

Requested Time:	4:00 p.m. EST

Ladies and Gentlemen:

OncoGenex Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, ONCOGENEX PHARMACEUTICALS, INC.

By:	/s/ John Bencich
John Bencich Chief Financial Officer